

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Lisa Blackwood-Kapral
Chief Accounting Officer
Lyft, Inc.
185 Berry Street
Suite 5000
San Francisco, CA 94107

> **Re: Lyft, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-38846**

Dear Lisa Blackwood-Kapral:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services